Exhibit 99.16

Code of Conduct and Ethics (2021)

CORPORATE RESPONSIBILITY —

Code of Business Conduct

and Ethics

1	PURPOSE OF THIS CODE

A

This Code of Business Conduct and Ethics (“Code”) is intended to document the principles of conduct and ethics to be followed by Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Company”) employees, officers, and directors. Its purpose is to:

i	Promote honest and ethical conduct, including the ethical handling of actual or appar- ent conflicts of interest between personal and professional relationships;

ii	Promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

iii

Promote full, fair, accurate, timely and understandable disclosure in reports and docu- ments that Sandstorm Gold files with, or submits to, the securities regulators and in other public communications made by Sandstorm Gold;

iv	Promote compliance with applicable governmental laws, rules and regulations;

v	Promote the prompt internal reporting to an appropriate person of violations of this Code;

vi	Promote accountability for adherence to this Code;

vii	Provide guidance to employees, officers, and directors to help them recognize and deal with ethical issues;

viii	Provide mechanisms to report unethical conduct; and

ix	Help foster Sandstorm Gold’s culture of honesty and accountability.

B

Sandstorm Gold will expect all its employees, officers, and directors to comply at all times with the principles in this Code. Violations of this Code are grounds for disciplinary action up to and including immediate termination of employment and possible legal prosecution.

2	RESPONSIBILITY

A

This Code outlines a framework of guiding principles. As with any statement of policy, the exercise of judgment is required in determining the applicability of this Code to each indi- vidual situation.

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B

It is the responsibility of every Sandstorm Gold employee, officer, and director to read and understand the Code. Individuals must comply with the Code in both letter and spirit. Igno- rance of the Code will not excuse individuals from its requirements.

C	Never engage in behavior that harms the reputation of Sandstorm Gold.

3	COMPLIANCE WITH LAW

A

Each employee, officer and director must at all times comply fully with applicable law and should avoid any situation that could be perceived as improper, unethical or indicate a casual attitude towards compliance with the law.

B	No employee, officer or director shall commit or condone an illegal act or instruct another employee to do so.

C	No employee, officer or director shall create or condone the creation of a false record. No employee shall destroy or condone the destruction of a record, except in accordance with Company policies.

D

Employees, officers, and directors are expected to be sufficiently familiar with any legislation that applies to their circumstances and shall recognize potential liabilities, seeking advice where appropriate.

E	When in doubt, employees, officers, and directors are expected to seek clarification from their immediate supervisor or the Disclosure Committee.

4	CONFLICTS OF INTEREST

A

Employees, officers, and directors of Sandstorm Gold shall attempt to avoid situations where their personal interest could conflict with the interests of the Company and its shareholders. Where conflicts arise, the individual will inform either (a) their immediate supervisor or where, the immediate supervisor may be conflicted (b) the Disclosure Committee. In case of the Chief Executive Officer, conflicts of interest should be disclosed to the Board of Directors.

B

Conflicts of interest arise where an individual’s position or responsibilities with the Company present an opportunity for personal gain apart from the normal rewards of employment, to the detriment of the Company. They also arise where an employee’s, director’s or officer’s personal interests are inconsistent with those of the Company and create conflicting loyal- ties. Such conflicting loyalties can cause an employee, officer, or director to give preference to personal interests in situations where corporate responsibilities should come first. Em- ployees, officers, and directors shall perform the responsibilities of their positions on the basis of what is in the best interests of the Company and free from the influence of personal considerations and relationships.

C

In the event that any potential conflict of interest arises, and the individual involved is an employee of the Company, the individual involved must immediately notify their immediate supervisor and the Disclosure Committee. If such individual is a director of the Company, the Chairman of the Board of Directors or, in the absence of a Chair, all of the members of the Board of Directors must be immediately notified. If the conflicted individual is the Chair of the Board of Directors, then all of the members of the Board of Directors must be notified.

D	While it is not possible to detail every situation where conflicts of interest may arise, the following policies cover the areas that have the greatest potential for conflict:

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i	Speculation in Company Securities and Use of Inside Information

1

There are numerous laws, both federal and provincial, regulating transactions in corporate securities and the securities industry. Violation of these laws may lead to civil and criminal actions against the individual and the company involved. All em- ployees, officers and directors will take all steps to be in compliance with such laws and in order to do so will adhere to the Company’s Communications and Corporate Disclosure Policy and Policy on Stock Trading and Use of Material Information.

ii	Personal Financial Interest

1

Employees and officers shall notify the Disclosure Committee of all financial holdings (i.e. equity, debt, derivatives, etc.) in mining or oil and gas companies in which their position exceeds $50,000 USD.

2

An employee shall not accept for themselves, or for the benefit of any relative or friend, any payments, loans, services, favors involving more than ordinary social amenity, or gifts of more than nominal value from any organization doing or seeking to do business with the Company, except in accordance with this Code and within normal business practices or in circumstances whereby such exceptions have been approved by the Disclosure Committee.

5	FAIR DEALING

A

Employees and directors should endeavor to deal fairly with Sandstorm Gold’s clients, service providers, suppliers, and employees. No employee or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepre- sentation of material facts or any unfair dealing practice.

6	DEALING WITH SUPPLIERS

A

The Company is a valuable customer for many suppliers of goods, services, and facilities. People who want to do business, or to continue to do business, with the Company must un- derstand that all purchases by the Company will be made exclusively on the basis of price, quality, service, and suitability to the Company’s needs.

B	“Kickbacks” and Rebates

i

Purchases of goods and services by the Company must not lead to employees, officers or directors, or their families, receiving any type of personal kickbacks or rebates. Employees, officers or directors, or their families, must not accept any form of “under- the-table” payment.

C	Receipt of Gifts and Entertainment

i

Even when gifts and entertainment are exchanged out of the purest motives of personal friendship, they can be misunderstood. They can appear to be attempts to bribe the Company’s employees, officers, or directors into directing business of the Company to a particular supplier. To avoid both the reality and the appearance of improper relations with suppliers or potential suppliers, the following standards will apply to the receipt of gifts and entertainment by employees, officers, and directors of the Company:

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ii	Gifts.

1

Employees, officers, and directors are prohibited from soliciting gifts, gratuities, or any other personal benefit or favor of any kind from suppliers or potential suppliers. Gifts include not only merchandise and products but also personal services and tickets to sports or other events. The Company acknowledges however that as part of normal good business relationships, suppliers may offer tickets to sports and other events, meals and other forms of normal client development gifts or services. Employees, officers, and directors are prohibited from accepting gifts of money.

▶

Employees, officers, and directors may accept unsolicited non-monetary gifts provided they are appropriate and customary client development gifts for the industry, and that may not reasonably be considered extravagant for such employee, officer, or director.

2	Any gift falling outside of the above guidelines must be reported to the Company’s Disclosure Committee to determine whether it can be accepted.

iii	Entertainment.

1

Employees, officers and directors shall not encourage or solicit entertainment from any individual or company with whom the Company does business. Entertainment includes, but is not limited to, activities such as dining, attending, sporting or other special events and travel.

2	From time to time employees, officers and directors may accept unsolicited entertain- ment, but only under the following conditions:

▶	the entertainment occurs infrequently; and

▶	it arises out of the ordinary course of business.

7	ANTI-BRIBERY AND ANTI-CORRUPTION

A

Prohibition on Bribery. The Company prohibits giving, offering, promising, or authorizing a monetary or other material benefit to a person out of the ordinary course of business (whether or not the person is a Public Official), directly or indirectly, to:

i

Obtain or retain a business advantage that is not legitimately due (for example where a payment is made by Sandstorm to an employee of a supplier that is not disclosed by that employee to the supplier); or

ii	ii. Induce or reward the improper exercise of the duties or functions of a Public Official.

B

Prohibition on Money Laundering. The Company prohibits any form of money laundering in connection with its business. Money laundering is: (i) the concealment of an illegal source of income; or (ii) the disguise of illegal income to make it appear legitimate.

C

Payments to Protect your Safety. The making of a monetary or other benefit to protect your safety is permitted. When employees, officers or directors face imminent explicit or implicit threats to personal safety, they may make a monetary or other benefit which would otherwise be prohibited under this Code. In such circumstance, the individual must notify their man- ager as soon as reasonably practical, and record and document the details of this monetary or other benefit and the surrounding circumstances.

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D

Gifts to Public Officials. When not prohibited by law or otherwise prohibited by this Code, employees, officers, and directors are allowed to give to Public Officials gifts where the pre- sentation and acceptance of gifts is an established custom and a normal business practice. All such gifts shall be of reasonable value and the presentation approved in advance by their immediate supervisor or the Disclosure Committee. Moreover, such gifts must be presented in a manner that clearly identifies the Company and the occasion that warrants the presentation.

E

Gifts to Public Institutions. On special ceremonial occasions, senior officers of the Company may publicly give gifts of more than nominal value to public institutions and public bodies. Such gifts can commemorate special events or milestones in the Company’s history.

F	Entertaining Public Officials. From time-to-time employees, officers and directors may en- tertain Public Officials, but only under the following conditions:

i	It is legal and permitted by the entity represented by the Public Official;

ii	The entertainment is not solicited by the Public Official;

iii	It arises in the ordinary course of business;

iv	It does not involve lavish expenditures, considering the circumstances;

v	The settings and types of entertainment are reasonable, appropriate, and fitting to our employees, officers or directors, their guests, and the business at hand; and

vi	It does not otherwise violate any other provision of this Code.

G	Indirect Actions. For greater certainty, the provisions of this Section apply to both direct and indirect actions, including any person who performs services for or on behalf of the Company.

H	Definition. “Public Official” includes:

i	An employee, official or contractor of a government body or state-owned or state- controlled enterprise;

ii

A person performing the duties of an office or position created under a law of a foreign country or by the custom or convention of a country, such as a member of a royal fam- ily and some tribal leader;

iii	A person in the service of a government body including a member of the military or the police force;

iv	A politician, judge, or member of the legislature of a country, province, state, or local governmental authority; or

v	An employee, contractor or person otherwise engaged in the service of a public inter- national organization (such as the United Nations).

8	POLITICAL ACTIVITIES AND CONTRIBUTIONS

A

Employees, officers, and directors may participate in political activities in their own time and at their sole expense. However, employees, officers and directors who participate in po- litical activities must make every effort to ensure that they do not leave the impression that they speak or act for the Company. No corporate action, direct or indirect, will be allowed that infringes on the right of any employee individually to decide whether, to whom, and in what amount, they will make personal political contributions. The same is true of volunteer political donations of personal service time, so long as it does not interfere with the working status of employees, officers, or directors.

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B

No employees, officers and directors are permitted to use the Company’s funds, facilities, or other assets, to support either directly or indirectly any political candidates or political parties, without advance authorization from their immediate supervisor or the Disclosure Committee.

9	HUMAN RIGHTS

A

The Company recognizes that while it is the obligation of governments to protect citizens from human rights abuses, it is also the responsibility of businesses (including their employees, officers, and directors) to support and respect the protection of internationally proclaimed human rights.

B	The Company is committed to supporting and respecting human rights in our own operations and complying with the law of the countries in which we do business.

C	The Company’s commitment is guided by Canadian laws respecting human rights as well as by the following important international statements on human rights:

i	Universal Declaration of Human Rights (adopted by the United Nations General As- sembly, 1948)

ii	International Covenant on Civil and Political Rights (adopted by the United Nations General Assembly, 1966)

iii	International Covenant on Economic, Social and Cultural Rights (adopted by the United Nations General Assembly, 1966)

iv	International Labour Organization’s Declaration on Fundamental Principles and Rights at Work, 1998

v	United Nations Guiding Principles on Business and Human Rights

The Company will seek to incorporate the spirit of these principles into our business, pro- cesses, and activities.

D

The Company is a signatory of the UN Global Compact and supports the ten principles set out in that framework on human rights-related commitments. The Company will report to the public on these commitments, efforts, and statements annually.

E

The Company recognizes its responsibility to respect human rights and avoid complicity in human rights abuses, as stated in the United Nations Guiding Principles on Business and Human Rights. If the Company causes or directly contributes to adverse human rights impacts, the Company will cooperate in the remediation of those adverse impacts through legitimate processes.

F

The Company seeks to emphasize the rights of vulnerable groups that may be impacted by its operations, including women, children, and indigenous peoples. The Company also seeks to positively impact local and international communities through creating strong and last- ing programs.

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10	FAIR PRACTICE, FREEDOM OF ASSOCIATION, COLLECTIVE BAR- GAINING, FORCED LABOUR AND CHILD LABOUR

A	All employment practices at the Company will be in full compliance with all applicable laws.

B

The Company is committed to respecting employees’ right to freedom of association and collective bargaining without interference and free from discrimination, as established in the International Labour Organization’s Freedom of Association and Protection of the Right to Organize Convention, 1948 (No.87), the Right to Organize and Collective Bargaining Conven- tion, 1949 (No.98) and the Declaration on Fundamental Principles and Rights at Work, 1998.

C	The Company does not condone any aspect of forced or compulsory labour practices and all employees, officers and directors are prohibited from engaging in human trafficking-related activities.

D

Sandstorm supports the effective abolition of child labour. The Company complies with and supports child labour laws in the countries in which we have operations, and we support ILO Conventions No. 138 (minimum working ages) and 182 (elimination of worst forms of child labor).

11	EQUAL OPPORTUNITY

A

There shall be no discrimination against any employee or applicant because of race, reli- gion, color, sex, sexual orientation, age, national or ethnic origin, or physical handicap (un- less demands of the position are prohibitive). All employees, officers and directors will be treated with equality during their employment without regard to their race, religion, color, sex, sexual orientation, age, national or ethnic origin, or physical handicap, in all matters, including employment, upgrading, promotion, transfer, layoff, termination, rates of pay, selection for training and recruitment. The Company will maintain a work environment free of discriminatory practice of any kind.

B

No employee shall have any authority to engage in any action or course of conduct or to con- done any action or course of conduct by any other person which shall in any manner, directly or indirectly, discriminate or result in discrimination in the course of one’s employment, termination of employment, or any related matter where such discrimination is, directly or indirectly, based upon race, religion, color, sex, sexual orientation, age, national or ethnic origin, or physical handicap.

12	HEALTH, SAFETY, AND ENVIRONMENTAL PROTECTION

A

It is the Company’s policy to pay due regard to the health and safety of its employees, officers and directors and others and to the state of the environment. There are federal, provincial, state, and local workplace safety and environmental laws which through various govern- mental agencies regulate both physical safety of employees, officers and directors and their exposure to conditions in the workplace. Should you be faced with an environmental health issue or have a concern about workplace safety, you should contact your supervisor or notify management immediately.

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13	USE OF AGENTS AND NON-EMPLOYEES, OFFICERS AND DIRECTORS

A

Agents or other non-employees cannot be used to circumvent the law. Employees, officers, and directors will not retain agents or other representatives to engage in practices that run contrary to this Code.

14	INTERNATIONAL OPERATION

A

Corporate employees, officers and directors operating outside of Canada have a special re- sponsibility to know and obey the laws and regulations of countries where they act for the Company. Customs vary throughout the world, but all employees, officers and directors must uphold the integrity of the Company in other nations diligently.

15	VIOLATIONS OF STANDARDS

A

Employees, officers, and directors must immediately report any violations of this Code, the Company’s Communications and Corporate Disclosure Policy or the Company’s Policy on Stock Trading and Use of Material Information. Failure to do so can have serious consequences for the employees, officers or directors and the Company.

B

Reports of violations should be made by employees to their immediate supervisor and to the Company’s Disclosure Committee. Alternatively, violations can be reported on an anonymous basis using the Whistleblower Policy.

C

After a violation is investigated, appropriate action will be taken. Management has the right to determine the appropriate disciplinary action for a violation up to and including termi- nation of employment. All proposed disciplinary action is subject to review by the Chief Executive Officer.

D

Employees, officers, and directors should be aware that in addition to any disciplinary action taken by the Company, violations of some of this Code and the Company’s other codes of conduct may require restitution and may lead to civil or criminal action against individual employees, officers and directors and any company involved.

E

Retaliation in any form against an individual who reports a violation of this Code or of law in good faith, or who assists in the investigation of a reported violation, is itself a serious viola- tion of this policy. Acts of retaliation should be reported immediately to their supervisor or management, and will be disciplined appropriately.

16	COMMITMENT

A

To demonstrate our determination and commitment, Sandstorm askes each employee, officer, and director to review the Code annually and acknowledge that they have read it. Employees, officers, and directors are asked to use that opportunity to discuss with management any circumstances that may have arisen that could be an actual or potential violation of these ethical standards of conduct.

B

The Company may provide training to employees, officers, and directors with respect to the Code or certain sections of the Code where considered relevant and appropriate, in order to increase awareness and understanding of the Code and its provisions.

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17	AMENDMENT, MODIFICATION AND WAIVER

A

The Disclosure Committee will review this Code annually and make a recommendation of proposed changes, if any, to the Board of Directors. This Code may be amended, modified, or waived by the Board of Directors and waivers may also be granted by the Audit Committee. Employees, officers, and directors will be fully informed of any material revisions to the Code.

APPROVED AND ADOPTED by the Board of Directors of SANDSTORM GOLD LTD. on June 20, 2012.

AMENDED AND APPROVED by the Board of Directors of SANDSTORM GOLD LTD. on April 29, 2021.
I acknowledge that I have read the Sandstorm Gold Ltd. Code of Business Conduct and Ethics and agree to conduct myself in accordance with such policy.

SIGNATURE	PRINT NAME

DATE

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